Exhibit 99.(a)(1)(C)
                                       May 10, 2006



Re:   Offer to Purchase Stock

Dear Shareholder:

      PSB Holdings is offering to purchase up to 100,000 shares of our stock at a price of $33.75 per share. Our offer provides an opportunity to sell your stock without brokerage commissions and at a price which is approximately 9.6% higher than the average of recent bid and ask OTC quotations. In particular, shareholders owning fewer than 100 shares may find that our offer provides a good opportunity to sell their shares and avoid any "odd lot" charges that might be imposed by brokers should they wish to sell.

      If shareholders tender more than 100,000 shares, we will first purchase all shares from those shareholders who own fewer than 100 shares (if they tender all of their shares). All other shares will then be purchased on a pro rata basis. We have also reserved the right to purchase an additional 34,055 shares (2% of our shares outstanding) should conditions warrant.

      There are several reasons for making this tender offer. We now have more capital than is needed to satisfy applicable bank regulations. Our capital level is also higher than the amount we can use to best advantage in our normal banking operations even after we consider anticipated growth of Peoples State Bank. In addition, the Board believes that the OTC price quotations do not accurately reflect the true market value of our stock because of the limited number of trades in the over-the-counter market.

      Our offer and instructions on how to tender your shares are explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In particular, please review the information under the caption "Summary" which is located immediately following the table of contents in the Offer to Purchase. We have appointed our transfer agent, Registrar and Transfer Company, to act for us in processing our tender offer. IF YOU HAVE ANY QUESTIONS ABOUT THE TENDER OFFER OR NEED HELP IN COMPLETING THE LETTER OF TRANSMITTAL YOU MAY CONTACT THEIR INVESTOR RELATIONS DEPARTMENT AT 1-800-368-5948 DURING THE HOURS OF 8:00 A.M. TO 7:00 P.M., NEW YORK TIME, OR BY E-MAIL AT INFO@RTCO.COM.

      I encourage you to read these materials carefully before making any decision with respect to our offer. OUR OFFER IS COMPLETELY VOLUNTARY. We make no recommendation whether any shareholder should tender any or all shares. It is not necessary to return the Letter of Transmittal if you do not wish to sell any shares to us at this time.

      Please note that the offer is scheduled to expire at 5:00 p.m., New York time, on Thursday, June 15, 2006, unless the Company decides to extend the offer.

                                                 Sincerely,



                                                 David K. Kopperud
                                                 President